

September 28, 2012

Via E-mail
Xiuyuan Fang
Winner Medical Group Inc.
Winner Industrial Park
Bulong Road, Longhua
Shenzhen 518109, People's Republic of China

>   **Re: Winner Medical Group Inc.**
>   **Amendment No. 1 to Schedule 13E-3**
>   **Filed September 17, 2012**
>   **File No. 5-81108**
>   **Revised Preliminary Proxy Statement on Schedule 14A**
>   **Filed September 17, 2012**
>   **File No. 1-34484**

Dear Mr. Fang:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Revised Preliminary Proxy Statement on Schedule 14A

Background of the Merger, page 20

1.   Please expand the disclosure in the last sentence on page 23 to disclose the amount of the price increases in other recent going private transactions involving Chinese companies listed in the United States.

2.   We note your response to prior comment 13. However, your Background section does not appear to fully describe when, and how, the buyer's group clarified its positions with

respect to many of "the remaining issues" described in the second paragraph on page 24. Expand your disclosure of the relevant negotiations, as appropriate.

3.   We note your response to prior comment 10 and refer to the fourth paragraph on page 24. Please clarify the "security package requirement proposed by DBS for the loan."

The Special Committee, page 27

4.   We note your response to prior comment 16. Please clarify the meaning of your reference to "heightened scrutiny" by the SEC.

5.   While we note your response to prior comment 17 and your added disclosure regarding the "go shop" period, please revise here and under "Summary Term Sheet" to address the significance of Mr. Li and Ms. Tse's joint decision not to consider the sale of their stakes to any third-party and of your initial decision not to conduct a market check. Specifically, please discuss the impact of these decisions on the likelihood that you would receive a superior proposal upon which you could act. If the likelihood of receiving such an offer was low or non-existent, clarify how your special committee and board of directors concluded that the possibility of an alternative proposal was a positive factor in favor of the transaction.

6.   We note your response to prior comment 19. However, your revised disclosure does not specifically address the basis for your belief that the liquidation value would be significantly less than your value as a going concern. Please revise accordingly.

Opinion of the Special Committee's Financial Advisor, page 33

7.   We note your response to prior comment 20. However, it is unclear whether you have filed all drafts of the July 19, 2012 presentation as required by Item 1015 of Regulation M-A. Please advise and file any additional exhibits, if applicable.

8.   We note your response to prior comment 22. However, the revisions on pages 36, 37 and 38 do not describe the conclusions drawn by William Blair from those analyses. Please expand each of the analyses summarized in this section to briefly disclose the conclusions drawn by William Blair from those analyses.

Selected Public Company Analysis, page 34

9.   Please revise your disclosure here and in Background of the Merger on page 23 to include the information contained in your supplemental response to prior comment 23.

Position with the Surviving Corporation, page 50

10.   We note your response to prior comment 32. Please expand the disclosure in this section to identify any other continuing officers and directors.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Tom Jones at 202-551-3602 or Daniel Morris, Special Counsel, at 202-551-3314 with any questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director

cc: (via e-mail): Megan Tang, Esq.